Exhibit 99

To The United States Securities and Exchange Commission:

Arthur Andersen LLP has represented to Titan that Arthur Andersen's audit of our consolidated balance sheets as of December 31, 2001 and 2000 and the related consolidated statement of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, was subject to their quality control system for the U.S. accounting and auditing practice, which provides reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to the audit.

THE TITAN CORPORATION
Date: June 11, 2002	By:	/s/ MARK W. SOPP Mark W. Sopp Senior Vice President Chief Financial Officer